EXHIBIT (A)(14)



                                                      OCTOBER 6, 1998

 Not for release, publication or distribution in or into Canada, Australia or Japan

                         MARSH & MCLENNAN COMPANIES, INC.

                             RECOMMENDED CASH OFFERS

                                       FOR

                               SEDGWICK GROUP PLC

                     OFFERS EXTENDED UNTIL OCTOBER 20, 1998

 Marsh & McLennan Companies, Inc. announced today an extension of the acceptance period for its recommended cash offers for Sedgwick Group plc to
 10.00 p.m. (London time), 5.00 p.m. (New York City time) on October 20, 1998. The Initial Offer Period would otherwise have expired yesterday.

 By 3.00 p.m. (London time), 10.00 a.m. (New York City time) on October 5, 1998 valid acceptances of the Ordinary Offer had been received in respect of 337,039,443 Sedgwick Shares, representing 60.8 per cent. of Sedgwick's issued share capital. This includes acceptances in respect of securities representing 223,872,947 Sedgwick Shares, representing 40.4 per cent. of Sedgwick's issued share capital, held by Sedgwick Shareholders who had entered into irrevocable undertakings prior to the commencement of the Offer Period to accept, or procure the acceptance of, the Ordinary Offer, of which 184,108 Sedgwick Shares, representing 0.03 per cent. of Sedgwick's issued share capital, are held by directors of Sedgwick who are deemed to be acting in concert with Marsh & McLennan.

 Prior to the commencement of the Offer Period, Marsh & McLennan had received irrevocable undertakings to accept, or procure the acceptance of, the Ordinary Offer in respect of securities representing 223,934,653 Sedgwick Shares, representing in aggregate 40.4 per cent. of Sedgwick's issued share capital, of which securities representing 245,814 Sedgwick Shares, and representing 0.04 per cent. of Sedgwick's issued share capital, are held by directors of Sedgwick. Such directors of Sedgwick also held in aggregate a further 453,000 Sedgwick Shares (being a non-beneficial interest), representing 0.08 per cent. of Sedgwick's issued share capital, prior to the commencement of the Offer Period.

 Save as disclosed above, neither Marsh & McLennan, nor any person acting in concert with Marsh & McLennan, held any Sedgwick Shares (or rights over such shares) prior to the commencement of the Offer Period nor has any such person, since the commencement of the Offer Period, acquired, or agreed to acquire, any Sedgwick Shares (or rights over such shares).

 Marsh & McLennan may declare the Offers unconditional in all respects at any time if all applicable conditions have been satisfied, fulfilled or, to the extent permitted, waived. In the event that the Ordinary Offer and the Convertible Offer become or are declared wholly unconditional, they will be held open for acceptance for not less than 14 calendar days from the date on which they are so declared. Marsh & McLennan also reserves the right to extend the Offers further beyond the October 20, 1998 closing date, but is not obliged to do so.

 Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

 Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 36,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.

 Contact:

 Marsh & McLennan
 Barbara Perlmutter                 +1 212 345 5585

 Kekst & Company                    +1 212 521 4800
 Jim Fingeroth
 Michael Freitag

 Brunswick                          +44 171 404 5959
 Alison Hogan

 Sedgwick                           +44 171 377 3456
 Julia Fish

 J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

 The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

 Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.